Exhibit (a)(11)

E-FILED Apr 1, 2009 12:07 PM
HULETT HARPER STEWART LLP KIRK B. HULETT, SBN: 110726 SARAH P. WEBER, SBN: 239979 525 B Street, Suite 760 San Diego, CA 92101 Telephone: (619) 338-1133 Facsimile: (619) 338-1139

David H. Yamasaki Chief Executive Officer/Clerk Superior Court of CA, County of Santa Clara Case #1-09-CV-137307 Filing #G-14686 By R. Walker, Deputy

LAW OFFICE OF DAVID E BOWER
DAVID E. BOWER, SBN: 119546
9854 National Boulevard, #384
Los Angeles, CA 90034
Telephone: (310) 839-0442
Facsimile: (310) 558-3005

Attorneys for Plaintiffs
[Additional Counsel on Signature Page]

IN THE SUPERIOR COURT OF THE STATE OF CALIFORNIA

IN AND FOR THE COUNTY OF SANTA CLARA

IN RE CV THERAPEUTICS, INC.	MASTER FILE NO. 1-09-CV-137307
SHAREHOLDER LITIGATION
CLASS ACTION
This Document Relates to:

ALL ACTIONS	CONSOLIDATED COMPLAINT FOR
BREACH OF FIDUCIARY DUTY AND
FAILURE TO DISCLOSE

JURY TRIAL DEMANDED

JUDGE: Honorable Joseph Huber
CRTRM: 8C

Action Filed: 03/19/09

CONSOLIDATED COMPLAINT

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Plaintiffs, as and for their Consolidated Class Action Complaint, allege upon personal knowledge as to themselves and their own acts, and upon information and belief derived from, inter alia, a review of documents filed with the Securities and Exchange Commission (“SEC”) and publicly available news sources, such as newspaper articles, as to all other matters, as follows:

NATURE OF THE ACTION

1.        This is a shareholder class action on behalf of plaintiffs and the other public stockholders of CV Therapeutics, Inc. (“CVT” or the “Company”) common stock against CVT, its directors (the “Individual Defendants”) and Gilead Sciences, Inc. and its wholly owned subsidiary Apex Merger Sub, Inc. (together “Gilead”). It arises from defendants’ actions in causing CVT to agree to be sold to Gilead in a transaction which violates the Individual Defendants duties of care, loyalty, good faith and disclosure (the “Sale Agreement”). Specifically, as further alleged below, the Rights Agreement (as defined at paragraph 40 below) effectively allowed the Individual Defendants to control the sale process and limit the realm of potential buyers for the Company because success of any bids for the Company necessarily required the consent of the Individual Defendants who had already chosen Gilead as the Company’s acquirer. Additionally, the Individual Defendants allowed CVT CEO Louis Lange to drive and control the sale process and, as alleged infra, he is going to receive significant personal benefits as a result of the sale to Gilead. Further, CVT’s directors caused CVT to file a recommendation statement with the SEC on March 18, 2009, and mail the same to CVT shareholders, which failed to disclose material information to plaintiffs and CVT’s other public shareholders.

JURISDICTION

2.        This Court has jurisdiction over the subject matter of this action pursuant to the California Constitution, Article VI, Section 10, because this case is an action not given by statute to other trial courts.

3.        This Court has jurisdiction over the defendants in this action because CVT is headquartered in this County and State and because the improper conduct alleged in this Complaint occurred in and/or was directed at this State. Additionally, this Court has jurisdiction over each of the defendants because their wrongful conduct challenged in this Complaint occurred

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in, was directed at, or intended to have its primary effect in, this State.

4.        Venue lies in this Court because CVT’s principal place of business is located in Palo Alto, California within Santa Clara County, and defendants’ wrongful acts occurred in substantial part in or were directed toward Santa Clara County.

5.        This action challenges the internal affairs or governance of CVT and hence is not removable to Federal Court under the Class Action Fairness Act of 2005 or the Securities Litigation Uniform Standards Act (“SLUSA”), 15 U.S.C. § 78bb(f).

THE PARTIES

6.        Plaintiffs Paul Laraque, International Union of Operating Engineers Pension Fund of Eastern Pennsylvania and Delaware and Superior Partners, are owners of CVT common stock and have owned shares of CVT common stock since prior to November 1, 2008.

7.        Defendant CVT is a publicly traded Delaware corporation with executive offices located at 3172 Porter Drive, Palo Alto, California 94304. According to its public filings, CVT is registered under the NASDAQ as CVTX and is a biopharmaceutical company that focuses on the discovery, development, and commercialization of new small molecule drugs for the treatment of cardiovascular diseases, applying molecular biology and genetics to identify mechanisms of cardiovascular diseases and targets for drug discovery. This Court has jurisdiction over CVTX because CVTX is headquartered in California and because the improper conduct alleged in this Complaint occurred in substantial part, was directed at, and/or intended to have its primary effect in, this State.

8.        Defendant Dr. Louis G. Lange (“Lange”) is a founder of the Company and has served as CVT’s Chairman of the Board of Directors, Chief Executive Officer and Chief Science Officer since 1992. In connection with the Sale Agreement, Lange is receiving personal benefits because he: (a) will be entitled to receive a cash payment of approximately $12,592,273.00 in severance payments, (b) will receive $5,132,620.00 in payment for the unvested restricted stock units of CVT’s stock (“RSU”) that he holds, (c) will be given the opportunity to acquire Gilead stock through Gilead’s assumption of Lange’s unvested options to purchase CVT stock and (d) will be granted a right to indemnification for acts or omissions occurring prior to the

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consummation of the Sale Agreement. In addition, Lange has entered into a Tender and Voting Agreement with Gilead pursuant to which he is obligated to tender all of his outstanding shares of CVT’s common stock to Gilead, vote in favor of the Sale Agreement and against any other proposals to acquire the Company. This Court has jurisdiction over Lange because CVT is headquartered in California and many of Lange’s actions challenged in this Complaint occurred in substantial part, were directed at, and/or intended to have their primary effect in, this State.

9.        Defendant Santo J. Costa (“Costa”) has served as a director of the Company at all relevant times. This Court has jurisdiction over Costa because CVT is headquartered in California and many of Costa’s actions challenged in this Complaint occurred in substantial part, were directed at, and/or intended to have their primary effect in, this State.

10.        Defendant Dr. Joseph M. Davie (“Davie”) has served as a director of the Company since January 2006. This Court has jurisdiction over Davie because CVT is headquartered in California and many of Davie’s actions challenged in this Complaint occurred in substantial part, were directed at, and/or intended to have their primary effect in, this State.

11.        Defendant Thomas L. Gutshall (“Gutshall”) has served as a director of the Company since August 2000. This Court has jurisdiction over Gutshall because CVT is headquartered in California and many of Gutshall’s actions challenged in this Complaint occurred in substantial part, were directed at, and/or intended to have their primary effect in, this State.

12.        Defendant Kenneth B. Lee, Jr. (“Lee”) has served as a director of the Company since August 2000. This Court has jurisdiction over Lee because CVT is headquartered in California and many of Lee’s actions challenged in this Complaint occurred in substantial part, were directed at, and/or intended to have their primary effect in, this State.

13.        Defendant Dr. Thomas E. Shenk (“Shenk”) has served as a director of the Company since December 2004. This Court has jurisdiction over Shenk because CVT is headquartered in California and many of Shenk’s actions challenged in this Complaint occurred in substantial part, were directed at, and/or intended to have their primary effect in, this State.

14.        Defendant Gilead Sciences, Inc. is a publicly traded corporation with its executive offices located at 333 Lakeside Drive, Foster City, California. According to its public filings,

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Gilead is registered under the NASDAQ as GILD. Gilead is a biopharmaceutical company that discovers, develops and commercializes therapeutics. This Court has jurisdiction over Gilead because it is headquartered in California and many of Gilead’s actions challenged in this Complaint occurred in substantial part, were directed at, and/or intended to have their primary effect in, this State.

15.        Defendant Apex Merger Sub, Inc. is a wholly owned subsidiary of Gilead Sciences, Inc. This Court has jurisdiction over Apex Merger Sub, Inc. because many of Apex Merger Sub, Inc.’s actions challenged in this Complaint occurred in substantial part, were directed at, and/or intended to have their primary effect in, this State.

16.        The defendants identified in paragraphs 8 through 13 collectively constitute the entirety of the Company’s board of directors. These six (6) individuals are hereinafter referred to collectively as the “Individual Defendants.”

THE INDIVIDUAL DEFENDANTS’ FIDUCIARY DUTIES

17.        Under applicable common law, the directors of a publicly held company such as CVT have fiduciary duties of care, loyalty, disclosure, good faith and fair dealing and are liable to shareholders for breaches thereof. They are required to exercise good faith and subordinate their own selfish interests to those of the corporation where their interests conflict. Where it appears that a director has obtained any personal profit from dealing with the corporation, and the transaction is drawn into question as between him and the stockholders of the corporation, the burden is upon the director or officer to show that the transaction has been fair, open and in the utmost good faith.

18.        As alleged in detail below, defendants have breached, and/or aided other defendants’ breaches of, their fiduciary duties to CVT’s public shareholders by (i) causing the Company to enter into, and thereafter amend the terms of, the Rights Agreement which allowed them unfettered control of the sale process and limited the realm of potential buyers for the Company as the success of any bids for the Company necessarily required the consent of the Individual Defendants; (ii) acting to cause or facilitate the Sale Agreement without taking all steps to reasonably assure themselves that it is the best transaction reasonably available to plaintiffs and

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CVT’s other public shareholders; (iii) and allowing CEO Lange to drive the sales process to Gilead notwithstanding that he is going to receive personal benefits from the Sale Agreement including severance benefits and the opportunity to acquire Gilead stock.

19.        Because defendants have knowingly or recklessly breached their fiduciary duties in connection with the Sale Agreement, and/or are personally profiting from the same, the burden of proving the inherent or entire fairness of the Sale Agreement, including all aspects of its negotiation, structure, and terms, is borne by Defendants as a matter of law.

20.        Further, as alleged in detail infra, the Individual Defendants have breached their fiduciary duty of disclosure in that on March 18, 2009, the Individual Defendants caused CVT to file a Solicitation/Recommendation Statement Under Section 14(d)(9) of the Securities Exchange Act of 1934 (the “Recommendation Statement”) with the SEC and mail it to CVT’s public shareholders in connection with recommending that CVT’s shareholders tender their shares pursuant to the Tender Offer (as defined below). However, the Recommendation Statement failed to disclose certain material information that a reasonable shareholder would find material in determining whether to vote for the Sale Agreement. Among other things, the Recommendation Statement failed to disclose, inter alia, (i) information pertaining to conflicts of interests of their financial advisors Barclays Capital, Inc. (“Barclays Capital”) and Goldman, Sachs & Co. (“Goldman Sachs”), including the extent of their respective interests in Gilead and its affiliates and the fees that Goldman Sachs was paid for the work that it was rendering to Gilead at the same time it was trying to sell the Company to Gilead, (ii) the percentage of Barclays Capital and Goldman Sachs’ fees which are contingent upon the consummation of the Sale Agreement, (iii) the projections/forecasts that Barclays Capital and Goldman Sachs relied upon in creating their fairness opinions, and (iv) other material information regarding the sale process.

CLASS ACTION ALLEGATIONS

21.        Plaintiffs bring this action as a class action pursuant to California Code of Civil Procedure § 382 on behalf of themselves and all other shareholders of the Company except the defendants herein and any person(s), firm(s), trust(s), corporation(s), or other entit(ies) related to or affiliated with them, who are or will be threatened with injury arising from defendants’ actions,

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as more fully described herein (the “Class”).

22.        The members of the Class are so numerous that joinder of all of them would be impracticable. While the exact number of Class members is unknown to plaintiffs, and can be ascertained only through appropriate discovery, plaintiffs believe there are many hundreds, if not thousands, of Class members. CVT had over 64 million shares of common stock outstanding as of March 13, 2009.

23.        Plaintiffs’ claims are typical of the claims of the Class, since plaintiffs and the other members of the Class have and will sustain harm arising out of defendants’ breaches of their fiduciary duties. Plaintiffs do not have any interests that are adverse or antagonistic to those of the Class. Plaintiffs will fairly and adequately protect the interests of the Class. Plaintiffs are committed to the vigorous prosecution of this action and have retained counsel competent and experienced in this type of litigation.

24.        There are questions of law and fact common to the members of the Class that predominate over any questions which, if they exist, may affect individual Class members. The predominant questions of law and fact include, among others, whether:

        a)         the defendants have and are breaching their fiduciary duties to the detriment of CVT shareholders;

        b)         plaintiffs and the Class have been damaged and the extent to which they have sustained damages, and what is the proper measure of those damages.

25.        A class action is superior to all other available methods for the fair and efficient adjudication of this controversy, since joinder of all members is impracticable. Further, as individual damages may be relatively small for most members of the Class, the burden and expense of prosecuting litigation of this nature makes it unlikely that members of the Class would prosecute individual actions. Plaintiffs anticipate no difficulty in the management of this action as a class action. Further, the prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying results, which may establish incompatible standards of conduct for defendants.

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SUBSTANTIVE ALLEGATIONS

The Individual Defendants Engaged in an Inadequate Sale Process to Sell the Company and Failed to Disclose Material Information to CVT’s Public Shareholders in the Recommendation Statement They Mailed to Shareholders Recommending that Shareholders Tender Their Shares to Gilead

26.        According to the Recommendation Statement that CVT has filed with the SEC and mailed to shareholders in connection with Merger Agreement, on March 5, 2008, CVT entered into a Confidentiality Agreement with Gilead in connection with discussions of a potential corporate partnering relationship between CVT and Gilead. However, no collaboration and partnership ultimately resulted from these discussions. The Recommendation Statement is deficient because it fails to disclose (i) when these discussions were terminated and (ii) the reasons for such termination.

27.        On November 14, 2008, Astellas Pharma, Inc. (“Astellas”) submitted an unsolicited non-binding confidential written indication of interest in acquiring the Company at a price of $16.00 per share (the “First Astellas Proposal”). CVT rejected the First Astellas Proposal.

28.        On January 27, 2009, Astellas publicly released a letter it had sent to Dr. Lange and CVT’s Board of Directors that day in which Astellas requested that CVT reconsider the First Astellas Proposal (the “Second Astellas Proposal”). Thereafter, Goldman Sachs began assisting the Company’s Board, along with Barclays Capital in evaluating the Second Astellas Proposal and potential strategic alternatives for the Company. The Recommendation Statement is deficient because it fails to disclose the rationale for requesting Goldman Sachs to assist the board given that Barclays Capital was already serving as a financial advisor to the Board. This information is material to CVT’s public shareholders in determining what weight to give to the opinions of Goldman Sachs and Barclays Capital.

29.        According to the Recommendation Statement, beginning in late January and throughout the first half of February 2009, representatives of the Company and its financial advisors began to hold confidential preliminary and exploratory discussions with potential interested parties regarding potential strategic alternatives for the Company. In addition, during this time, Dr. Lange and the CEO and Chairman of Gilead’s board of directors, John C. Martin,

CONSOLIDATED COMPLAINT

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Ph.D., also discussed a potential alternative transaction to the Second Astellas Proposal. The negotiations with Gilead were thus driven by and controlled by Dr. Lange. The Recommendation Statement is deficient because it fails to disclose (a) the number of parties with whom these discussions were held or any information about them, (b) the criteria for selecting the parties, (c) the potential strategic alternatives discussed during these discussions, (d) the parties which approached the Company with expressions of interests and (e) the potential alternative transaction discussed with Dr. Martin. This information is material to CVT’s public shareholders in determining the extent to which the Individual Defendants complied with their fiduciary duties to CVT’s public shareholders, and whether the Sale Agreement is in their best interest.

30.        On February 19, 2009, CVT’s board of directors met with the Company’s management and financial and legal advisors during which meeting CVT’s Board of Directors reviewed the Company’s stand-alone strategic plan, the outlook for the Company on a stand-alone basis, future product releases and the exploration of other strategic alternatives for the Company.

31.        On February 20, 2009 in a press release announcing CVT’s 2008 Fourth Quarter and Full Year Financial Results, Dr. Lange, chairman and chief executive officer of CVT stated as follows with regard to the Company’s prospects:

“2008 was an exceptional year for CV Therapeutics and its shareholders, as we received three major regulatory approvals, retired more than $100 million in debt, completed two major strategic transactions bringing in more than $250 million in non-dilutive net cash, grew our Ranexa business by 64 percent year-over-year, and saw our share price outperform the NASDAQ by more than 40 percent . . . .

With the company’s solid cash position, the full promotional launch of the improved U.S. Ranexa labeling and the imminent introduction of Ranexa in Europe, we expect 2009 to be another outstanding year, highlighted by increasing revenues and pipeline advancement with CVT-3619 and other programs.”

32.        On February 26, 2009, Dr. Martin and Dr. Lange again met at Gilead’s offices to discuss a potential transaction between Gilead and CVT. The Recommendation Statement is deficient because it fails to disclose any of the substance of this discussion. This information is material to CVT’s public shareholders in determining the extent to which the Individual Defendants complied with their fiduciary duties to CVT’s public shareholders.

33.        On February 27, 2009 Astellas commenced a cash tender offer (the “Astellas

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Offer”) at a price of $16.00 per share for the outstanding shares of the Company’s common stock. Also on February 27, 2009, an Astellas entity commenced an action in the Delaware Court of Chancery against the Company and the Individual Defendants seeking (i) declaratory and injunctive relief to prevent application of a rights agreement that would, among other things, preclude the Company’s stockholders from tendering their shares pursuant to the Astellas Offer, (ii) a declaration that the Company’s board of directors had breached its fiduciary duties by approving the recent amendments to the rights agreement, and (iii) a declaration that the Astellas Offer has not and will not violate a standstill agreement that Astellas and the Company had entered into in 2000.

34.        On February 28, 2009, Gilead and CVT entered into an amendment to the Confidentiality Agreement that would permit Gilead to make a formal proposal for a strategic transaction with CVT. Thereafter, on March 2, 2009 Gilead sent a written expression of interest to acquire all of the Company’s outstanding shares at a price of $18.50 per share in cash. According to the Recommendation Statement, at a March 4, 2009 meeting, CVT’s board of directors directed CVT’s management to continue negotiations with Gilead, while continuing to explore other strategic alternatives. The Recommendation Statement is deficient because it fails to disclose these other strategic alternatives that CVT’s management continued to explore. This information is material to CVT’s public shareholders in determining the extent to which the Individual Defendants complied with their fiduciary duties to CVT’s public shareholders.

35.        On March 6, 2009 Astellas issued a press release stating its intention to nominate two directors for election to the Company’s board of directors and submit a stockholder proposal to remove the remaining four directors at the Company’s 2009 annual meeting of stockholders.

36.        On March 9, 2009, Gilead submitted a revised expression of interest in acquiring the Company at a price of $19.50 per share in cash. This expression of interest was expressly conditioned upon the execution of definitive documentation prior to the Company’s filing of its Solicitation/Recommendation Statement relating to Astellas Offer, which was required to be filed by March 12, 2009. Following subsequent negotiations, Gilead agreed to increase the price to $20.00 per Share.

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37.        On March 12, 2009 CVT and Gilead announced the signing of a definitive agreement pursuant to which Gilead will acquire CVT for $20.00 per share in cash through a tender offer (the “Tender Offer”) and second step merger (the “Merger”). According to the announcement, CVT’s Board of Directors has unanimously approved the transaction and has agreed to recommend to its stockholders that they tender their shares pursuant to the tender offer.

38.        The defendants have also granted Gilead a “top-up option” which entitles Gilead to purchase from the Company enough shares which, when added to the number of shares Gilead already owned, would constitute one share more than 90% of the Company’s then outstanding shares. The “top-up option” would then permit Gilead to consummate an acquisition of the Company without obtaining majority shareholder approval. In addition, the Company also amended the Rights Agreement to facilitate Gilead’s commencement of the Tender Offer.

39.        On March 18, 2009, Gilead commenced the Tender Offer, which is scheduled to expire at 12:00 Midnight, New York City Time, on April 14, 2009, unless extended. On that same day, CVT also filed the Recommendation Statement indicating that the Individual Defendants have unanimously agreed to recommend that stockholders tender their shares to Gilead and that the Individual Defendants also intend to tender all their shares to Gilead.

The Rights Agreement Allowed the Individual Defendants Led By CEO Lange, Unfettered Freedom to Control the Sale Process and Determine the Buyer of the Company

40.        The rights agreement that CVT had entered into with Wells Fargo Bank Minnesota, N.A. dated July 19, 2000 (the “Rights Agreement”), (for which the Individual Defendants extended the expiration date from February 1, 2009 to February 1, 2010 following the Second Astellas Proposal), effectively constrained the ability of any potential acquirer to acquire the Company without the Individual Defendants’ consent. In this regard, pursuant to the Rights Agreement, upon the occurrence of (i) a public announcement that a person or group of affiliated or associated persons have acquired 15% or more of the Company’s outstanding stocks (the “Acquiring Person”), (ii) ten days following the commencement of an intention to make a tender or exchange offer resulting in the ownership by the offeror of 15% of more of the Company’s outstanding shares, or (iii) the Company being acquired in a merger or other business combination

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where 50% of more of the Company’s stock is sold to an Acquiring Person, the Rights Agreement would cause the Company to issue additional shares to shareholders which will serve to dilute the percentage of the Company owned by any such acquirer, making it impossible to acquire control of Company. In effect, the Rights Agreement would foreclose any acquisition of the Company without the consent of the Individual Defendants, thus giving the Individual Defendants unfettered freedom to determine to whom the Company should be sold.

CONFLICTS OF INTERESTS

41.        As alleged herein, the Individual Defendants retained Barclays Capital and Goldman Sachs to serve as their financial advisors and render a fairness opinion on the consideration offered pursuant to the Sale Agreement despite the irreconcilable conflicts of interests which interfered with Barclays Capital and Goldman Sachs’ ability to render impartial advice to CVT. In this regard, the Recommendation Statement discloses that Barclays Capital has performed investment banking and financial services to Gilead and its affiliates (including performing such services in the past two years) and is likely to perform such services to Gilead and its affiliates in the future. In addition, Barclays Capital may also actively trade in the common stock of Gilead for its own accounts and that of its customers. The Recommendation Statement is deficient because it fails to disclose (a) the amount of fees that Barclays Capital has received from Gilead for services performed, (b) whether any of the services Barclays Capital has performed for Gilead occurred during the same period of time that Barclays Capital was serving as a financial advisor to CVT and, if yes, the amount of fees that Barclays Capital received for such services, (c) the extent of Barclays Capital’s interests in Gilead and its affiliates, (d) the amount of fees that Barclays Capital has an expectation of receiving from Gilead and/or its affiliates, and (e) the amount of Barclays’ Capital fees that is contingent upon the consummation of the Sale Agreement. Information with regard to any conflict of interest that the Company’s financial advisor may have is material to the Company’s public shareholders in determining how much weight to place on the financial advisor’s opinion and must therefore be disclosed.

42.        The Recommendation Statement also discloses that Goldman Sachs has provided investment banking and other financial services to Gilead and its affiliates, including serving as an

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advisor to Gilead at the same time that it was rendering financial advisory services to CVT and that, in addition, Goldman Sachs may also hold positions and investments, and actively trade in the equity, debt and other securities of Gilead and its affiliates. The Recommendation Statement is deficient because it fails to disclose (a) the amount of fees that Goldman Sachs has received from Gilead for services provided, including the amount of fees that Goldman Sachs has received for the work it did for Gilead and its affiliates in March 2008, (b) the extent of Goldman Sachs interests in Gilead and its affiliates, (c) the amount of fees that Goldman Sachs has an expectation of receiving from Gilead and/or its affiliates, (d) the amount of Goldman Sachs’ fees that is contingent upon the consummation of the Sale Agreement and (e) whether Goldman Sachs’ work in connection with the Astellas’ proposals was also on a contingent fee basis, or how much it was paid for that work. Information with regard to any conflict of interest that the Company’s financial advisor may have is material to the Company’s public shareholders in determining how much weight to place on the financial advisor’s opinion and must therefore be disclosed.

43.        Notwithstanding the disqualifying conflicts of interests that Barclays Capital and Goldman Sachs had as a result of their relationships with Gilead and its affiliates, the Individual Defendants also further incentivized both financial advisors to render a favorable fairness opinion by ensuring that a substantial majority of their respective $10.9 million fee was payable only upon a consummation of the Sale Agreement. Further, according to the Recommendation Statement, Goldman Sachs began assisting the board on January 30, 2009 in evaluating the Second Astellas Proposal and potential strategic alternatives, and rendered its opinion on March 10, 2009. Thus, Goldman Sachs was effectively paid approximately $10.9 million in fees for less than two months worth of work, the substance of which work the Recommendation Statement fails to disclose.

44.        Because of these financial and other incentives, both Barclays Capital and Goldman Sachs had a conflict of interest which interfered with their ability to render impartial advice and an unbiased fairness opinion on the Sale Agreement.

45.        Further, defendant Lange, the Company’s Chief Executive Officer and Chairman, and person principally in charge of negotiating the sale of CVT to Gilead, also has a conflict of interest because he will be entitled to receive severance benefits valued at $12,592,273, and will be

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given the opportunity to acquire Gilead stock through Gilead’s assumption of Lange’s unvested options to purchase CVT stock.

THE MATERIALLY MISLEADING AND/OR INCOMPLETE RECOMMENDATION

46.        On March 18, 2009, the Individual Defendants caused CVT to file a Recommendation Statement with the SEC and mail it to CVT’s public shareholders in connection with recommending that CVT’s shareholders tender their shares pursuant to the Offer. However, the Recommendation Statement is deficient in that, in addition to the material misrepresentations/omissions identified supra, it misrepresents and/or omits the following material information:

(i)        According to their respective fairness opinions both Barclays Capital and Goldman Sachs relied upon projections and forecasts furnished by the Company in creating their fairness opinions. The Recommendation Statement is deficient because it fails to disclose these projections and forecasts.

    Information relied upon by the Company’s financial advisors in creating their fairness opinion is relevant and must be disclosed.

(ii)        The Recommendation Statement is also deficient because it fails to disclose the extent to which Barclays Capital and Goldman Sachs collaborated in creating their respective fairness opinions.

    This information is important to CVT’s shareholders in determining the amount of weight to place of the respective fairness opinions.

(iii)        With regard to Barclays Capital’s fairness opinion, the Recommendation Statement is deficient because it fails to disclose the material information listed below. Information relied upon by the Company’s financial advisors in creating their fairness opinion is relevant and must be disclosed.

(a)	The identity and number of analysts’ reports about future share price targets relied on in its Discounted Equity Research Share Price Targets Analysis.

(b)	The time period for targets used when discounting future share price targets to present value in its Discounted Equity Research Share Price Targets Analysis;

(c)

The justification for selecting an 11% to 14% discount rate range, as well as its source, for discounting future share price targets to present value in its Discounted Equity Research Share Price Targets Analysis;

(d)

The identity of the analysts who thought the Company might be sold at a range of $16.00 to $19.00 per share at the time of the Astellas offer, and the dates of these reports relied on in its Discounted Equity Research Share Price Targets Analysis;

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(e)	The criteria and methodology for deciding which companies to include in its Selected Comparable Public Company Analysis;

(f)

The basis for selecting the same range of between 15x and 20x earnings multiples and a discount rate of 11% to 14% in both its Discounted Future Stock Price Analysis and its Discounted Cash Flow Analysis.

(g)	The justification for using forward price/earnings multiples in the unlevered cash flow performed in its Discounted Cash Flow Analysis.

(h)	The “other adjustments” Barclays Capital applied in determining after-tax unlevered free cash flows in its Discounted Cash Flow Analysis;

(i)	The net operating loss carryforwards Barclays Capital utilized in its Discounted Cash Flow Analysis and the implied per share effect in the derived ranges of $18 to $28 per share;

(j)	The justification for selecting an 11% to 14% discount rate range in its Products and Pipeline Net Present Value Analysis;

(k)	The criteria and methodology for selecting the companies used in its Selected Comparable Transaction Analysis; and

(l)	The justification for selecting a range of 5x to 8x estimated 2009 revenues in the Revenue Multiple Analysis in its Selected Comparable Transaction Analysis.

(iv)        With regard to Goldman Sachs’ fairness opinion, the Recommendation Statement is deficient because it fails to disclose the material information listed below. Information relied upon by the Company’s financial advisors in creating their fairness opinion is relevant and must be disclosed.

(a)

The basis for selecting the range of between 15x and 20x earnings multiples and a discount rate of 11% to 14% in its Illustrative Discounted Cash Flow Analysis and why the multiples and discount rates chosen by Goldman Sachs were essentially identical to those utilized by Barclays Capital;

(b)	The components Goldman Sachs included in the free cash flow used in its Illustrative Discounted Cash Flow Analysis;

(c)	Whether Goldman Sachs, in its Illustrative Discounted Cash Flow Analysis, accounted for the Company’s net operating loss carryforwards, or the justification for not doing so;

(d)

The basis for Goldman Sachs’ determination of the reasonable sensitivities selected in the discounted cash flow sensitivity analysis performed in connection with its Illustrative Discounted Cash Flow Analysis;

(e)	The criteria and methodology for selecting the companies used in the Selected Company Trading Analysis and why the list chosen by

CONSOLIDATED COMPLAINT

E-FILED: Apr 1, 2009 12:07 PM, Superior Court of CA, County of Santa Clara, Case #1-09-CV-137307 Filing #G-14686

Goldman was essentially identical to that utilized by Barclays Capital;

(f)	The conclusions and numerical results (ie: Implied per Share values of the Company’s shares) that Goldman Sachs derived in its Selected Company Trading Analysis and its effect on its Fairness Opinion;

(g)	The criteria and methodology for selecting the companies used in its Selected Transaction Analysis;

(h)	The conclusions and numerical results (ie: Implied per Share values of the Company’s shares) that Goldman Sachs derived in its Selected Transaction Analysis and its effect on its Fairness Opinion;

(i)

Whether there were communications between Barclays Capital and Goldman Sachs relating to any of the data relied on and/or analyses each performed in connection with their rendering of the Fairness Opinions;

(j)	Why Goldman Sachs was hired when the Company had already retained Barclays Capital as its financial advisor.

(v)        The Recommendation Statement is further deficient because it neglects to provide shareholders with sufficient information to evaluate the potential growth prospects and risks associated with the Company remaining as a stand-along Company, which is vital to shareholders when deciding whether or not to cash out their interest in the Company.

FIRST CAUSE OF ACTION

Breach of Fiduciary Duties of Care, Good Faith and Loyalty

(Against the Individual Defendants)

47.         Plaintiffs repeat and reallege all previous allegations as if set forth in full herein.

48.        The Individual Defendants have violated the fiduciary duties they owe to the shareholders of CVT. The Individual Defendants’ agreement to the terms of the Sale Agreement demonstrates a clear absence of the exercise of due care, good faith and of loyalty to CVT’s public shareholders. In this regard, the Individual Defendants caused CVT to enter into the Sale Agreement without conducting an adequate market check to determine the highest price they could get for CVT’s shareholders, or without adequately supervising CEO Lange who will receive substantial personal benefits in connection with the Sale Agreement.

49.        In agreeing to the Sale Agreement, the Individual Defendants failed to maximize

CONSOLIDATED COMPLAINT

E-FILED: Apr 1, 2009 12:07 PM, Superior Court of CA, County of Santa Clara, Case #1-09-CV-137307 Filing #G-14686

the value of the sale of CVT. Indeed, as alleged herein, the Individual Defendants appeared to have focused their negotiating efforts solely on Gilead, without adequately investigating other strategic alternatives for the Company or engaging other buyers.

50.        Further compounding the breaches of their fiduciary duties, the Individual Defendants engaged the conflicted Barclays Capital and Goldman Sachs as their financial advisors, notwithstanding that Goldman Sachs was at the same time working for Gilead.

51.        By causing CVT to enter into the Sale Agreement with Gilead, the Individual Defendants have deprived Plaintiffs and the Class of the opportunity to realize the higher price other buyers might be willing to pay for CVT shares, or the value that their CVT shares would have if the Company remains independent. Despite the obvious long-term value of CVT for Gilead, CVT’s shareholders will be receiving an inadequate takeover premium. Further, the substantial synergies which Gilead will enjoy by virtue of the acquisition of CVT are not being adequately compensated for in the agreement the Individual Defendants caused CVT to enter with Gilead.

52.        In addition, the $20.00 per share price to be paid to CVT’s public shareholders is unfairly low given that (a) the intrinsic value of CVT’s common stock is in excess of the $20.00 per share offered by Gilead, giving due consideration to the Company’s prospects for growth and profitability in light of its business, earnings power, present and future; and (b) it is not the result of an appropriate consideration of the value of CVT because the CVT board approved the Sale Agreement at a very inopportune time and without adequately “shopping” the Company.

53.        By reason of the foregoing, Plaintiffs and each member of the Class are suffering injury.

SECOND CAUSE OF ACTION

Breach of Fiduciary Duty of Disclosure

(Against All Defendants Except Gilead)

54.        Plaintiffs repeat all previous allegations as if set forth in full herein.

55.        Under applicable law, the fiduciary duties of defendants other than Gilead require them to disclose to plaintiffs and the class all information material to the decisions confronting

CONSOLIDATED COMPLAINT

E-FILED: Apr 1, 2009 12:07 PM, Superior Court of CA, County of Santa Clara, Case #1-09-CV-137307 Filing #G-14686

Gilead public shareholders with regard to their determination as to whether to tender their shares pursuant to the Offer and/or to their vote on the Sale Agreement.

56.        As set forth above, the defendants other than Gilead have breached their fiduciary duty through materially inadequate disclosures and material omissions in the Recommendation Statement.

57.        By reason of the foregoing, plaintiffs and each member of the Class are suffering injury.

THIRD CAUSE OF ACTION

Aiding and Abetting

(Against Gilead Sciences, Inc. and Apex Merger Sub, Inc.)

58.        Plaintiffs repeat and reallege all previous allegations as if set forth in full herein.

59.        The Individual Defendants owed plaintiffs and CVT’s shareholders duties of care, loyalty and disclosure. As earlier alleged, the Individual Defendants breached these fiduciary duties. Gilead has aided and abetted the Individual Defendants in the breaches of their fiduciary duties to CVT’s shareholders by, among other things negotiating a sale of the Company to Gilead with knowledge of the conflicts of interest, and that the Individual Defendants were not complying with their fiduciary duties to “maximize the value” of CVT for its shareholders through an adequate “shopping” process. Moreover, Gilead was also aware that the Rights Agreement effectively proscribed the success of any alternative offer for the Company.

60.        Further, the proposed sale of CVT to Gilead could not take place without the knowing participation of Gilead.

61.        By reason of the foregoing, plaintiffs and each member of the Class have and will suffer harm.

PRAYER

WHEREFORE, plaintiffs demand judgment as follows:

A.        determining that this action is a proper class action, and that plaintiffs are proper class representatives;

B.         declaring that defendants have breached their fiduciary duties to plaintiffs and the

CONSOLIDATED COMPLAINT

E-FILED: Apr 1, 2009 12:07 PM, Superior Court of CA, County of Santa Clara, Case #1-09-CV-137307 Filing #G-14686

Class and/or aided and abetted such breaches;

C.        awarding plaintiffs and the Class compensatory and/or rescissory damages as allowed by law;

D.        awarding interest, attorney’s fees, expert fees and other costs, in an amount to be determined; and

E.        granting such other relief as the Court may find just and proper.

DEMAND FOR JURY TRIAL

Plaintiffs hereby demand a trial by jury.

DATED:April 1, 2009	HULETT HARPER STEWART LLP
KIRK B. HULETT
SARAH P. WEBER

/s/ Sarah P. Weber
SARAH P. WEBER

525 B Street, Suite 760
San Diego, CA 92101
Telephone: (619) 338-1133
Facsimile: (619) 338-1139

LAW OFFICE OF DAVID E BOWER
DAVID E. BOWER
9854 National Boulevard, #384
Los Angeles, CA 90034
Telephone: (310) 839-0442
Facsimile: (310) 558-3005

Attorneys for Plaintiffs

THE BRUALDI LAW FIRM, P.C.
RICHARD B. BRUALDI
GAITRI BOODHOO
AYESHA N. ONYEKWELU
29 Broadway, Suite 2400
New York, NY 10006
Telephone: (212) 952-0602
Facsimile: (212) 952-0608

CONSOLIDATED COMPLAINT

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LEVI & KORSINSKY LLP
JOSEPH LEVI (pro hac vice pending)
JUAN E. MONTEVERDE (pro hac vice pending)
39 Broadway, Suite 1601
New York, NY 10006
Telephone: (212) 363-7500
Facsimile: (212) 363-7171

SHEPHERD FINKELMAN MILLER & SHAH LLC
PATRICK A. KLINGMAN (pro hac vice pending)
65 Main Street
Chester, CT 06412
Telephone: (860) 526-1100
Facsimile: (860) 526-1120

SHEPHERD FINKELMAN MILLER &
SHAH LLC
SCOTT R. SHEPHERD (pro hac vice pending)
35 East State Street
Media, PA 19063
Telephone: (610) 891-9880
Facsimile: (610) 891-9883

Lead Counsel for Plaintiffs

KENNEY EGAN MCCAFFERTY & YOUNG PC
ERIC L. YOUNG (pro hac vice pending)
3031C Walton Road, Suite 202
Plymouth Meeting, PA 19462
Telephone: (610) 940-9099
Facsimile: (610) 940 0284

Additional Counsel

CONSOLIDATED COMPLAINT

THE SUPERIOR COURT OF CALIFORNIA, COUNTY OF SANTA CLARA

ELECTRONIC FILING - WWW.SCEFILING.ORG

c/o Glotrans

2915 McClure Street

Oakland, CA94609

TEL: (510) 208-4775

FAX: (510) 465-7348

EMAIL: Info@Glotrans.com

E-FILED Apr 1, 2009 12:07 PM David H. Yamasaki Chief Executive Officer/Clerk Superior Court of CA, County of Santa Clara Case #1-09-CV-137307 Filing #G-14686 By R. Walker, Deputy

THE SUPERIOR COURT OF THE STATE OF CALIFORNIA IN AND FOR THE COUNTY OF SANTA CLARA

In re CV Therapeutics, Inc. Shareholder	)	In re CV Therapeutics, Inc. Shareholder
Litigation	)	Litigation (Lead Case No. 1-09-CV-137307,
-------------------------------------------------------------)		consolidated with 1-09-CV-137795)
This document relates to ALL ACTIONS	)
-------------------------------------------------------------)		Lead Case No.1-09-CV-137307
PAUL LARAQUE, individually and on behalf of all	)
others similarly situated, Plaintiff,	)	Hon. Joseph H. Huber
)
Plaintiff,	)
vs.	)
)
LOUIS LANGE, THOMAS GUTSHALL SANTO COSTA,	)
KENNETH LEE, THOMAS SHENK, JOSEPH DAVIE, CV	)
THERAPEUTICS, INC. and GILEAD SCIENCES, INC.,	)
Defendants.	)
------------------------------------------------------------)
SUPERIOR PARTNERS, on behalf of itself and all	)
others similarly situated, Plaintiff, vs. DR.	)
LOUIS G. LANGE, SANTO J. COSTA, DR. JOSEPH M.	)
DAVIE, THOMAS L. GUTSHALL, KENNETH B. LEE, JR.,	)
DR. THOMAS E. SHENK, CV THERAPEUTICS, INC.,	)
GILEAD SCIENCES, INC. and APEX MERGER SUB,	)
INC.,
Defendants.	)
)
Defendant.	)
	)	PROOF OF SERVICE
AND RELATED ACTIONS	)	Electronic Proof of Service
)

I am employed in the County of Alameda, State of California.

I am over the age of 18 and not a party to the within action; my business address is 2915 McClure Street, Oakland, CA 94609.

The documents described on page 2 of this Electronic Proof of Service were submitted via the worldwide web on Wed. April 1, 2009 at 11:57 AM PDT and served by electronic mail notification.

I have reviewed the Court’s Order Concerning Electronic Filing and Service of Pleading Documents and am readily familiar with the contents of said Order. Under the terms of said Order, I certify the above-described document’s electronic service in the following manner:

The document was electronically filed on the Court’s website, http://www.scefiling.org, on Wed. April 1, 2009 at 11:57 AM PDT

Upon approval of the document by the Court, an electronic mail message was transmitted to all parties on the electronic service list maintained for this case. The message identified the document and provided

E-FILED: Apr 1, 2009 12:07 PM, Superior Court of CA, County of Santa Clara, Case #1-09-CV-137307 Filing #G-14686

instructions for accessing the document on the worldwide web.

I declare under penalty of perjury under the laws of the State of California that the foregoing is true and correct. Executed on April 1, 2009 at Oakland, California.

Dated: April 1, 2009	For WWW.SCEFILING.ORG

Andy Jamieson

E-FILED: Apr 1, 2009 12:07 PM, Superior Court of CA, County of Santa Clara, Case #1-09-CV-137307 Filing #G-14686

THE SUPERIOR COURT OF CALIFORNIA, COUNTY OF SANTA CLARA

ELECTRONIC FILING SYSTEM - WWW.SCEFILING.ORG

Electronic Proof of Service

Document(s) submitted by Sarah Weber of HULETT HARPER STEWART LLP on Wed. April 1, 2009 at 11:57 AM PDT

1. Complex Complaint: CONSOLIDATED COMPLAINT FOR BREACH OF FIDUCIARY DUTY AND FAILURE TO DISCLOSE